1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated January 13, 2005	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: January 13, 2005

Exhibit 1.1

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

TREATMENT OF CONNECTED TRANSACTIONS

The Company has applied for, and the Stock Exchange has granted, a new waiver to the Company from strict compliance with the requirements under Chapter 14A of the Listing Rules in respect of certain connected transactions, subject to certain conditions as described below.

As disclosed in the prospectus of the Company dated 25th September, 2000, in advance of the Company’s partial privatisation, the Stock Exchange granted a waiver (the “Old Waiver”) to the Company from strict compliance with the connected transaction requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of transactions with the Government of the Hong Kong Special Administrative Region (the “HKSAR Government”), its associates, The Kowloon-Canton Railway Corporation (“KCRC”) and Octopus Cards Limited (“Octopus Cards”). KCRC is wholly-owned by the HKSAR Government. Octopus Cards is a non-wholly owned subsidiary of the Company, being owned as to 57.4% by the Company and as to 22.1% by KCRC. The Old Waiver was granted in recognition of the unique circumstances in relation to connected transactions with those parties.

For the purposes of both the Old Waiver and the New Waiver, transactions between the Company and its subsidiaries (together, the “Group”) on the one hand and the HKSAR Government, its associates (including KCRC, the Housing Authority and the Airport Authority) and any other persons who are connected persons of the Company by virtue of the connection between the Company and the HKSAR Government (including Octopus Cards) (together, the “Government”) on the other hand can be categorised as follows:

(A)	transactions with the Government entered into as a matter of law or regulation;

(B)	operating agreements with the Government relating to the operation of the railway and ancillary facilities (the “Operating Agreements”);

(C)	project agreements with the Government relating to the construction of a new railway or the extension of an existing railway (the “Project Agreements”);

(D)	agreements and transactions with the Government involving land and interests in land, including running line leases, land grants and leases (the “Land Transactions”);

(E)	entrustment agreements with the Government under which one party as entrustor has appointed the other party as entrustee to construct specific types of infrastructure works (the “Entrustment Agreements”);

(F)	agreements with the Government in relation to treasury-related arrangements (the “Treasury Services Agreements”);

(G)	purchasing agreements with the Government (the “Purchasing Agreements”);

(H)	miscellaneous agreements, transactions, arrangements and settlements with the Government (the “Other Transactions”);

(I)	transactions between the Company and Octopus Cards (the “Octopus Transactions”); and

(J)	transactions between Octopus Cards and KCRC (the “Octopus-KCRC Transactions”).

As the Old Waiver was not granted for a fixed period, it does not apply to connected transactions under contracts entered into or to be entered into on or after 31st March, 2004, being the date on which the requirements under Chapter 14A of the Listing Rules came into effect. However, the Old Waiver continues to apply to connected transactions of the types listed in paragraphs (A) to (J) above under contracts entered into before 31st March, 2004, in accordance with the terms and conditions of the Old Waiver.

Given the unique circumstances in relation to connected transactions between the Group and the Government as listed above, the Company has made an application to the Stock Exchange for a waiver to be granted from strict compliance with the requirements under Chapter 14A of the Listing Rules. These unique circumstances result from the fact that the Company has been a public sector transport provider and is beneficially owned as to approximately 76 per cent. by the HKSAR Government. Recognising these unique circumstances, pursuant to Rule 14A.42 of the Listing Rules, the Company has applied for a waiver (the “New Waiver”) from strict compliance with the requirements under Chapter 14A of the Listing Rules in respect of connected transactions entered into or to be entered into between the Group and the Government on or after 31st March, 2004. The Exchange has granted the New Waiver on the following terms.

(A)	The Stock Exchange has granted a waiver from strict compliance with the requirements under Chapter 14A of the Listing Rules which would otherwise apply to transactions with the Government entered into as a matter of law or regulation and to Operating Agreements.

(B)	The Stock Exchange has granted a waiver from strict compliance with the requirements under Chapter 14A of the Listing Rules which would otherwise apply to the Project Agreements, the Land Transactions, the Entrustment Agreements, the Treasury Services Agreements, the Purchasing Agreements, the Other Transactions and the Octopus-KCRC Transactions subject to the following conditions:

(i)	where the Company would be required under Chapter 14A of the Listing Rules to comply with the reporting and the announcement requirements but not the independent shareholders’ approval requirement, details of the transaction will be disclosed in the Company’s annual report in accordance with Rule 14A.45 (in the case of a connected transaction) or 14A.46 (in the case of a continuing connected transaction) of the Listing Rules;

(ii)	where the Company would be required under Chapter 14A of the Listing Rules to comply with the reporting, the announcement and the independent shareholders’ approval requirements, the Company will:

(a)	make an announcement of the transaction in accordance with Rule 14A.47 of the Listing Rules and disclose the details of the transaction in its annual report in accordance with Rule 14A.45 (in the case of a connected transaction) or 14A.46 (in the case of a continuing connected transaction) of the Listing Rules; and

(b)	make the transaction subject to the approval of the board of directors of the Company (with the directors appointed by the HKSAR Government under section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) and any director who holds a position in the HKSAR Government being required to abstain from voting);

(iii)	in respect of any continuing connected transaction which is not exempted under Rule 14A.33 of the Listing Rules from any of the reporting, the announcement and the independent shareholders’ approval requirements:

(a)	the independent non-executive directors of the Company will review the transaction every year and confirm in the annual report that the transaction has been entered into:

(1)	in the ordinary and usual course of the business of the Company;

(2)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties; and

(3)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(b)	the auditors of the Company will provide a letter to the board of directors of the Company each year (with a copy to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report), confirming that the transaction:

(1)	has been approved by the board of directors of the Company; and

(2)	has been entered into in accordance with the relevant agreement governing the transaction;

(c)	the Company will allow, and will use its reasonable endeavours to procure that the counterparty to the transaction will allow, the auditors of the Company sufficient access to their records for the purposes of giving the confirmation in (b) above;

(d)	the Company will state in its annual report whether its auditors have given the confirmation in (b) above; and

(e)	the Company will notify the Stock Exchange promptly and publish an announcement in the newspapers if it knows or has reason to believe the independent non-executive directors of the Company and/or the auditors of the Company will not be able to give the confirmations in (a) and (b) above; and

(iv)	in respect of any transaction which is not exempted under Rule 14A.31 (in the case of a connected transaction) or Rule 14A.33 (in the case of a continuing connected transaction) of the Listing Rules, the Company will provide the Stock Exchange with a copy of the minutes of the board meeting approving the transaction as soon as possible after the meeting and the minutes will reflect:

(a)	whether or not the directors of the Company consider the transaction to be on normal commercial terms and in the ordinary and usual course of business of the Company;

(b)	the views of the independent non-executive directors of the Company; and

(c)	whether any director of the Company has a material interest in the transaction and, if so, whether he has abstained from voting at the meeting.

(C)	The Stock Exchange has granted a waiver from strict compliance with the requirements under Chapter 14A of the Listing Rules which would otherwise apply to the Octopus Transactions subject to the following conditions:

(i)	in respect of any transaction which is not exempted under Rule 14A.31 (in the case of a connected transaction) or Rule 14A.33 (in the case of a continuing connected transaction) of the Listing Rules, the Company will disclose in its next annual report following the entering into of the transaction that:

(a)	the Company has entered into the transaction in the ordinary and usual course of its business;

(b)	the transaction has been entered into either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are, in the opinion of the board of directors of the Company, fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(c)	the transaction has been entered into on terms no less favourable than terms available to the other shareholders of Octopus Cards;

(ii)	in respect of any continuing connected transaction which is not exempted under Rule 14A.33 of the Listing Rules from any of the reporting, the announcement and the independent shareholders’ approval requirements:

(a)	the independent non-executive directors of the Company will review the transaction every year and confirm in the annual report that the transaction has been entered into:

(1)	in the ordinary and usual course of the business of the Company;

(2)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from independent third parties; and

(3)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(b)	the auditors of the Company will provide a letter to the board of directors of the Company each year (with a copy to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report), confirming that the transaction:

(1)	has been approved by the board of directors of the Company; and

(2)	has been entered into in accordance with the relevant agreement governing the transaction;

(c)	the Company will allow, and will use its reasonable endeavours to procure that the counterparty to the transaction will allow, the auditors of the Company sufficient access to their records for the purposes of giving the confirmation in (b) above;

(d)	the Company will state in its annual report whether its auditors have given the confirmation in (b) above; and

(e)	the Company will notify the Stock Exchange promptly and publish an announcement in the newspapers if it knows or has reason to believe the independent non-executive directors of the Company and/or the auditors of the Company will not be able to give the confirmations in (a) and (b) above;

(iii)	in respect of any transaction which is not exempted under Rule 14A.31 (in the case of a connected transaction) or Rule 14A.33 (in the case of a continuing connected transaction) of the Listing Rules, the Company will provide the Stock Exchange with a copy of the minutes of the board meeting approving the transaction as soon as possible after the meeting and the minutes will reflect:

(a)	whether or not the directors of the Company consider the transaction to be on normal commercial terms and in the ordinary and usual course of business of the Company;

(b)	the views of the independent non-executive directors of the Company; and

(c)	whether any director of the Company has a material interest in the transaction and, if so, whether he has abstained from voting at the meeting.

The Stock Exchange has granted the New Waiver on the basis that the Company will not rely on the New Waiver in the case of any future possible merger between the Company and KCRC. All other connected transactions not covered by the New Waiver or the Old Waiver would be treated by the Stock Exchange in accordance, and be required to comply, with Chapter 14A of the Listing Rules.

The Stock Exchange has reserved for itself the right to review, revoke or modify the New Waiver and its conditions in circumstances including, but not limited to:

(a)	where changes are made to the Listing Rules and/or statutes which would have a bearing on the application of the Listing Rules;

(b)	where new information comes into light;

(c)	where there are structural changes in the composition of the associates of the HKSAR Government or any other persons who are connected persons of the Company by virtue of the connection between the Company and the HKSAR Government; or

(d)	any change in the circumstances under which the New Waiver was granted.

In this announcement, “associates”, “connected transactions”, “continuing connected transactions” have the meanings given to them in the Listing Rules.

By Order of the Board Leonard Bryan Turk Secretary

Hong Kong, 13th January, 2005

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors